EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Six Months Ended June 30, 2006
Net income from continuing operations, less preferred distributions	$31,708
Preferred distributions	25,967
Interest expense	83,757
Earnings before fixed charges	$141,432

Interest expense	$83,757
Interest costs capitalized	15,129
Total fixed charges	$98,886

Preferred dividends	25,967
Total fixed charges and preferred distributions	$124,853

Ratio of earnings to fixed charges	1.43

Ratio of earnings to combined fixed charges and preferred distributions	1.13